Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2007		2006 (1)		2005 (1)		2004 (1)		2003 (1)
Earnings:
Income from continuing operations	$121,811		$247,504		$156,461		$160,717		$115,650
Equity in earnings and gains (losses) on equity transactions of equity investments	—		(119,423)		(26,115)		(45,443)		(23,525)
Fixed charges	172,060		166,229		143,663		118,212		101,144
Distributions from equity investments	—		5,387		22,646		24,572		27,404
Capitalized interest	(489)		(335)		—		—		—
Adjusted Earnings	$293,382		$299,362		$296,655		$258,058		$220,673

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$171,571		$165,894		$143,663		$118,212		$101,144
Capitalized interest	489		335		—		—		—
Total Fixed Charges	$172,060		$166,229		$143,663		$118,212		$101,144

Ratio of Earnings to Fixed Charges	1.7	x	1.8	x	2.1	x	2.2	x	2.2	x

(1)          Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.